

July 22, 2015

<u>Via Email</u>
Ryan Faulkingham
Chief Financial Officer
Compass Diversified Holdings
61 Wilton Road, Second Floor
Westport, Connecticut 06880

> **Re: Compass Diversified Holdings**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34927**
> **Compass Group Diversified Holdings LLC**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34926**

Dear Mr. Faulkingham:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief